U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 201549	Fresenius Medical Care AG POB 61346 Bad Homburg Germany www.freseniusmedicalcare.com

February 25, 2025

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fresenius Medical Care AG has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on February 25, 2025. Such disclosure begins on page 42 of the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board

Fresenius Medical Care AG, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof (Saale), HRB 6841, VAT-ID No.: DE 811127677, Chair of Supervisory Board: Michael Sen Management Board: Helen Giza (Chair), Martin Fischer, Franklin W. Maddux, Dr. Katarzyna Mazur-Hofsäß, Craig Cordola. Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501